SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 29, 2006

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Smurfit Kappa Funding plc

(formerly JSG Funding plc)

Quarterly Information Package

Quarter Ended September 30, 2006

Smurfit Kappa Funding plc

Consolidated Statements of Operations

	3 months to Sep. 30, 2006	Restated(1) 3 months to Sep. 30, 2005	9 months to Sep. 30, 2006	Restated(1) 9 months to Sep. 30, 2005
	€000	€000	€000	€000

Net sales
Continuing operations	1,751,450	1,045,326	5,271,299	3,168,401
Discontinued operations	—	—	—	25,205
	1,751,450	1,045,326	5,271,299	3,193,606
Cost of sales	1,255,480	761,324	3,804,580	2,317,649
Impairment of property, plant and equipment	3,841	—	3,841	—
Gross profit	492,129	284,002	1,462,878	875,957
Net operating expenses	387,395	235,042	1,190,703	714,715
Reorganization and restructuring costs	23,928	1,775	135,885	13,567
Operating income subsidiaries
Continuing operations	80,806	47,185	136,290	149,431
Discontinued operations	—	—	—	(1,756)
	80,806	47,185	136,290	147,675
Share of associates’ operating income	2,722	1,400	8,826	4,898
Total operating income	83,528	48,585	145,116	152,573
Income on sale of assets and businesses	5,281	1,173	7,259	46,497
Interest income	2,064	1,157	9,841	6,281
Interest expense	(91,200)	(56,860)	(266,493)	(181,452)
Loss from early extinguishment of debt	—	—	—	(80,434)
Other financial expense	(1,535)	(3,214)	(6,883)	(9,745)
Share of associates’ net interest	(621)	(251)	(1,793)	(830)
(Loss) before taxes and equity minority interests	(2,483)	(9,410)	(112,953)	(67,110)
Taxes on income	6,445	8,304	44,040	27,860
(Loss) before equity minority interests	(8,928)	(17,714)	(156,993)	(94,970)
Equity minority interests	5,008	4,062	8,791	9,383
Net loss for the period	€(13,936)	€(21,776)	€(165,784)	€(104,353)

(1)     The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Segmental Analyses

Sales - third party (external net sales)

	3 months to Sep. 30, 2006	3 months to Sep. 30, 2005	9 months to Sep. 30, 2006	9 months to Sep. 30, 2005
	€000	€000	€000	€000

Packaging	1,275,338	716,080	3,876,508	2,231,767
Specialties	259,516	122,893	744,909	378,930
Europe	1,534,854	838,973	4,621,417	2,610,697
Latin America	216,596	206,353	649,882	582,909
	€1,751,450	€1,045,326	€5,271,299	€3,193,606

(Loss) before taxes and equity minority interests

	3 months to Sep. 30, 2006	Restated(1) 3 months to Sep. 30, 2005	9 months to Sep. 30, 2006	Restated(1) 9 months to Sep. 30, 2005
	€000	€000	€000	€000

Packaging	86,757	14,332	209,802	84,476
Specialties	17,567	12,358	43,950	27,015
Associates	2,183	1,728	7,746	4,543
Europe	106,507	28,418	261,498	116,034

Packaging	31,817	29,636	89,970	85,438
Associates	539	(328)	1,080	355
Latin America	32,356	29,308	91,050	85,793

Unallocated centre costs	(5,244)	(8,088)	(16,263)	(20,955)

Income before intangible assets amortization, interest and exceptional items	133,619	49,638	336,285	180,872
Share-based payment expense	(7,045)	(1,618)	(7,890)	(5,554)
Amortization of intangible assets	(16,812)	(874)	(50,436)	(18,923)
Group net interest	(89,136)	(55,703)	(256,652)	(175,171)
Loss from early extinguishment of debt	—	—	—	(80,434)
Share of associates’ net interest	(621)	(251)	(1,793)	(830)

Income / (loss) before exceptional items	20,005	(8,808)	19,514	(100,040)

Reorganization and restructuring costs	(23,928)	(1,775)	(135,885)	(13,567)
Impairment of property, plant and equipment	(3,841)	—	(3,841)	—
Income on the sale of assets and businesses	5,281	1,173	7,259	46,497
(Loss) before taxes and equity minority interests	€(2,483)	€(9,410)	€(112,953)	€(67,110)

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Consolidated Balance Sheets

	Sep. 30, 2006	Restated(1) Sep. 30, 2005
	€000	€000
Assets
Current assets
Cash	263,300	141,089
Accounts receivable and prepayments	1,407,723	875,620
Amounts due by affiliates	107	399
Amounts due by affiliates after more than one year	262,974	261,107
Inventories	674,059	390,290
Total current assets	2,608,163	1,668,505
Fixed assets
Investments	86,418	83,548
Property, plant and equipment	3,418,313	1,944,215
Intangible assets	2,485,478	1,303,130
Total fixed assets	5,990,209	3,330,893
Total assets	€8,598,372	€4,999,398

Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	138,519	70,476
Accounts payable and accrued liabilities	1,538,489	997,820
Total current liabilities	1,677,008	1,068,296

Non current liabilities
Long term debt and other long term liabilities	4,615,038	2,435,470
Amounts due to affiliates	12,371	8,843
Provisions for liabilities and charges	274,869	186,002
Pension liabilities	634,597	356,511
Capital grants deferred	13,693	13,050
Minority interests (equity interests)	128,878	132,504
Total liabilities and minority interests	7,356,454	4,200,676

Shareholders equity
Share capital	40	40
Other reserves	1,727,462	956,294
Retained deficit	(485,584)	(157,612)
Shareholders’ equity	1,241,918	798,722
Total liabilities, minority interests and shareholders’ equity	€8,598,372	€4,999,398

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Statement of Total Recognized Gains and Losses

	9 months to Sep. 30, 2006	Restated(1) 9 months to Sep. 30, 2005
	€000	€000
(Loss) / income for the period
- Group	(167,367)	(105,409)
- Associates	1,583	1,056
	(165,784)	(104,353)

Translation adjustments on foreign currency net investments
- Group	6,424	(10,639)

Actuarial (loss) / gain recognized in retirement benefit schemes	(25,474)	39,270
Minority share of actuarial (loss)	—	(211)

Total recognized gains and losses relating to the period
- Group	(186,417)	(76,989)
- Associates	1,583	1,056
	€(184,834)	€(75,933)

Reconciliation of Movements in Shareholders’ Funds

	9 Months to Sep. 30, 2006	Restated(1) 9 Months to Sep. 30, 2005
	€000	€000

At beginning of year	1,418,862	869,101
(Loss) for the period	(165,784)	(104,353)
Actuarial (loss) / gain recognized in retirement benefit schemes	(25,474)	39,059
Share-based payment expense	7,890	5,554
Translation adjustments on foreign currency net investments	6,424	(10,639)
At end of period	€1,241,918	€798,722

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

1. Basis of Presentation

The following name changes took place during 2006:

Old Name	Current Name

JSG Packaging Limited	Smurfit Kappa Group Limited (SKGL)

JSG Holdings plc	Smurfit Kappa Holdings plc (SK Holdings)

Jefferson Smurfit Group Limited	Smurfit Kappa Corporation Limited (SKCL)

JSG Funding plc	Smurfit Kappa Funding plc (SK Funding)

JSG Acquisitions	Smurfit Kappa Acquisitions (SK Acquisitions)

Smurfit Packaging Corporation Limited	Smurfit Kappa Packaging Limited

SK Funding was incorporated on June 12, 2002. On October 2, 2002, SK Acquisitions, a wholly owned subsidiary of SK Funding acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, SK Funding had no operations. As part of the acquisition Jefferson Smurfit Group plc distributed its 29.3% interest in Smurfit-Stone Container Corporation (SSCC), its U.S. affiliate, to its shareholders.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction SK Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility.

On June 16, 2005 the Group completed the sale of The Kildare Hotel & Country Club (The K Club), some land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö tissue business and The K Club are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 SKGL, (the ultimate parent of SK Funding), SK Acquisitions, and the shareholders of Kappa Holding BV (Kappa) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure results in the then existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s shareholders own approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa debt and the existing SK Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfillment of an agreed schedule of commitments to dispose of a number of businesses.  This transaction was accounted for as a purchase by SK Funding.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa is preliminary. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment, assets held for sale, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been substantially completed and we do not expect the valuation result to be materially different from the figures included in the 2005 Form 20-F. We have also substantially completed the exercise in relation to land and buildings and plant and equipment, which has resulted in an increase in fixed assets of €46 million. Assets held for sale have been fair valued to reflect our current expectation of the likely proceeds from the sale of Kappa Graphic Board.  This has resulted in an increase to goodwill of €50 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.3 billion.

SK Funding’s consolidated financial statements as of and for the quarter and nine months ended September 30, 2006 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of SK Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2005 will be filed with the Irish Registrar of Companies in due course.

Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences from an historical perspective is included in note 35 to SK Funding’s audited consolidated financial statements for the year ended December 31, 2005, which have been filed with the Securities and Exchange Commission. In addition, for financial reporting purposes, SK Funding’s financial statements would reflect the consolidation of certain fellow subsidiaries of SKGL thereby reducing shareholders’ equity under US GAAP.

Operating results for the first nine months of 2006 are not necessarily indicative of the results that may be expected in future periods.

2. Summary of Accounting Policies

These financial statements should be read in conjunction with SK Funding’s consolidated financial statements for the year ended December 31, 2005 included in Form 20-F filed with the Securities and Exchange Commission, and have been prepared on a consistent basis with the accounting policies contained therein, with the exception of:

Share-based Payment Transactions

In April 2004, the Accounting Standards Board issued FRS 20, “Share-based Payment”. FRS 20 requires that all share-based payments are recognized in the financial statements based on their fair values. FRS 20 is effective for accounting periods beginning on or after January 1, 2005 for listed companies and for accounting periods beginning on or after January 1, 2006 for unlisted companies, such as the Group. The transitional provisions require restatement of comparative information, adjusting the opening balance of retained earnings for the earliest period presented. The Group applies FRS 20 to all share-based payment transactions including grants of shares, share options and other equity instruments. The Group applied FRS 20 effective from the first grant of such instruments which occurred in April 2003. The requirements of FRS 20 are substantially the same as those of the U.S. Financial Accounting Standards Board’s statement, FAS123R.

Prior to January 1, 2006, the Group accounted for its management equity plan under the recognition and measurement provisions of UITF Abstract 17 “Employee share schemes”, as revised. Under UITF 17, the amount recognised was the difference between the fair value of the shares at the date the award was made and the amount of the consideration that participants were required to pay for the shares. As the relevant awards were made at market value no expense was recorded.

As set out in Note 6 – Shareholders’ Equity, SKGL, the ultimate parent of SK Funding, issued convertible shares to eligible employees, officers and directors of the Group. In accordance with FRS 20, the Group calculated the fair value of share-based transactions at the date of grant of the equity instrument using the binomial lattice model which requires the use of a number of assumptions. The difference between the exercise price and fair value calculated using this model is expensed to the consolidated statements of operations on a straight line basis over the estimated period in which the equity is earned with a corresponding increase in other reserves. Vesting of the equity instruments granted is conditional on the completion of specified periods of service by eligible employees and certain performance conditions. Fair value is determined on the basis that employee service will continue during the vesting period. Fair values are subsequently revisited only in the case of a modification of the terms or attributes of the equity instrument. On transition, this policy has been applied to all of the outstanding convertible shares in issue. (See Note 6 to the financial statements).

Use of estimates

The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgments and estimates that are reasonable and prudent. These estimates and judgments affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Employee Post Retirement Schemes – Defined Benefit Cost

The table below sets out the components of the defined benefit expense for the period:

	3 Months to	3 Months to	9 Months to	9 Months to
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
	€000	€000	€000	€000

Current service cost	12,184	8,757	40,679	25,384
Past service cost	573	—	573	453
Gains on settlements and curtailments	(74)	(485)	(3,464)	(2,733)
	12,683	8,272	37,788	23,104

Expected return on scheme assets	(20,159)	(10,440)	(60,468)	(31,108)
Interest cost on scheme liabilities	21,694	13,654	67,351	40,853
Other financial expense	1,535	3,214	6,883	9,745

Defined benefit expense	€14,218	€11,486	€44,671	€32,849

The disclosures above reflect the requirements of FRS 17 – Retirement Benefits. Included in cost of sales and net operating expenses is a total defined benefit expense of €12,683,000 and €37,788,000 for the third quarter and first nine months respectively (2005: €8,272,000 and €23,104,000 respectively). Other financial expense is separately identified in the Consolidated Statements of Operations.

4. Analysis of Net Debt

Analysis of Net Debt

	Sep. 30, 2006	Sep. 30, 2005
	€’000	€’000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	8,067	—
Restructuring facility (2) – interest at relevant interbank rate + 2.25% until conversion to Term Loan	65,797	—
Tranche A Term loan (3a) – interest at relevant interbank rate + 2.25%	485,361	1,739
Tranche B Term loan (3b) – interest at relevant interbank rate + 2.50% euro & 2.375% US$	1,188,558	240,946
Tranche C Term loan (3c) – interest at relevant interbank rate + 3.00% euro & 2.875% US$	1,188,558	255,765
Yankee bonds (including accrued interest) (4)	256,567	422,461
Bank loans and overdrafts / (cash)	(147,217)	(72,019)
2011 Receivables securitization floating rate notes (including accrued interest) (5)	210,223	210,234
Total subsidiary debt	3,255,914	1,059,126
2012 Bonds (including accrued interest) (6)	965,713	995,922
2015 Cash pay subordinated notes (including accrued interest) (7)	370,288	370,288
Net debt	4,591,915	2,425,336
Capitalized leases	19,990	14,727

Net debt including leases - Smurfit Kappa Funding plc	€4,611,905	€2,440,063

(1)             Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012. (Revolver Loans - €0m, Drawn under Ancillary facilities and letters of credit - €8.1 million).

(2)             Restructuring credit facility of €275 million (available under the senior credit facility).

(3a)       Term loan A due to be repaid in certain installments up to 2012.

(3b)      Term loan B due to be repaid in full in 2013.

(3c)       Term loan C due to be repaid in full in 2014.

(4)             7.50% senior debentures due 2025 of $292.3 million.

(5)             Receivables securitization floating rate notes maturing September 2011.

(6)             10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(7)             €217.5 million 7.75% senior subordinated notes due 2015 and US$200.0 million of 7.75% senior subordinated notes due 2015.

5. Refinancing Transactions

On December 1, 2005 Smurfit Kappa Group (SKG) was formed with the merger of the operations of Jefferson Smurfit Group (JSG) and Kappa. The completion of the merger was financed through a new senior credit facility for the combined group. The senior credit facility comprises a €485 million amortizing A Tranche maturing in 2012, a €1,189 million B Tranche maturing in 2013 and a €1,189 million C Tranche maturing in 2014. In addition the new facility includes €875 million in committed lines including a €600 million revolving credit facility of which €8.1 million was drawn under ancillary facilities or facilities supported by letters of credit, and a €275 million restructuring facility of which €66 million was borrowed, as at September 30, 2006.

The proceeds of the new senior credit facility were used (a) to refinance 10.625% Senior Subordinated Notes and 12.5% Senior Subordinated Discount Notes due 2009 of Kappa Beheer B.V. (“the Kappa Bonds”) (b) to refinance existing JSG and Kappa senior credit facilities (c) to fund the cash consideration payable to the Kappa shareholders and (d) to fund the costs associated with the merger.

6. Shareholders’ Equity

The equity of SK Funding is mainly represented by ordinary shares of €0.001 of which 40,000,000 (€40,000) were called up, issued and fully paid and capital contributions of €1,603,307,000.

In September 2002, SKCL (now SKGL) adopted the 2002 Management Equity Plan (the ‘2002 Plan’). The 2002 Plan provided for the issuance of convertible equity shares for a nominal value of €0.001 each through long-term equity incentive awards to eligible employees, officers, and directors (‘Participants’). Each award was comprised of class A, class B and class C convertible shares in SKCL, proportioned as 40%, 40% and 20%, respectively. Class A convertible shares vest over a three year period ending on December 31, 2007. Class B and class C convertible shares vest over the same time period if certain internal rate of return performance requirements are met. Vesting for all three classes of convertible shares is conditional on the Participant remaining employed by the Group. On vesting, each class of convertible shares would automatically convert into class D convertible shares. Subject to certain criteria, these class D convertible shares could then be converted into ordinary shares of SKCL upon payment of an agreed upon conversion price, usually the fair market value of SKCL ordinary shares at the date of the original grant. Each award has a life of seven years from the date of issuance of the class A, class B or class C convertible shares. Also, certain restrictions apply on transferring convertible or ordinary shares. When a Participant terminates employment, SKCL reserves the right to redeem or purchase the convertible shares and any ordinary shares issued as a result of conversion.

In February 2004, the 2002 Plan was amended (the ‘2004 Plan’) and restated to, among other things, provide a clause that creates variability in the exercise price for the equity awards based upon interest accrued on the senior PIK notes of SK Holdings. In addition, the awards were exchanged for an identical number of shares in SKGL in 2005. These changes to the 2002 Plan took effect in February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

In December 2005, the 2004 Plan was amended (the ‘2005 Plan’). In this amendment SKGL gave Participants the opportunity to exchange their awards of class A, class B and class C convertible shares for an equal number of class E, class F and class G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular class of convertible shares. The main changes to the vesting conditions were that the vesting dates were changed to the three years ending December 31, 2010 and the performance criteria for the class F and class G convertible shares were slightly different to those for the class B and class C convertible shares, which they replaced. Additionally, SKGL introduced class H convertible shares, which automatically convert into class I convertible shares upon vesting which then can be converted into ordinary shares of SKGL. The vesting provisions for class H convertible shares are similar to class F convertible shares except that once converted into class I convertible shares, they are not subject to the variable exercise price that the other classes of convertible shares possess. The life of awards of the class E, F, G, and H convertible shares ends on December 1, 2012. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment. The opportunity to exchange the convertible shares under the 2005 Plan occurred in the first quarter of 2006.

A sale or listing (IPO) of SKGL accelerates vesting of all of the class A and class E convertible shares and, subject to the internal rate of return performance requirements, could also accelerate vesting of the class B, C, F, G and H convertible shares. Subject to certain conditions the convertible shares may become vested at the discretion of the board of directors of SKGL at any time. The plans provide for equity settlement only, no cash settlement alternative is available.

The 2005 Plan, which will terminate on December 31, 2008, provides for the issuance of up to a maximum of 8,606,334 class A ordinary shares and 2,104,980 class B ordinary shares of SKGL.

As of September 30, 2006, SKGL had issued 10,404,610 convertible shares. A summary of the activity under the 2002 Plan, as amended, for the three years ended December 31, 2005 and the first nine months of 2006 is presented below:

	Class of Convertible shares
Shares 000’s	A	B	C	D	E	F	G	H	Total
Apr 2003 Allotted	3,118.9	3,118.9	1,559.5	—	—	—	—	—	7,797.3
Oct 2003 Allotted	176.3	176.3	88.0	—	—	—	—	—	440.6
Balance December 2003	3,295.2	3,295.2	1,647.5	—	—	—	—	—	8,237.9
Mar 2004 Allotted	41.5	41.5	20.8	—	—	—	—	—	103.8
Balance December 2004	3,336.7	3,336.7	1,668.3	—	—	—	—	—	8,341.7
Dec 2005 Allotted	—	—	—	—	—	—	—	2,062.9	2,062.9
Balance December 2005	3,336.7	3,336.7	1,668.3	—	—	—	—	2,062.9	10,404.6
Feb. 2005 Exchanged	(2,825.6)	(2,825.6)	(1,412.8)	—	2,825.6	2,825.6	1,412.8	—	—
Converted	(191.8)	—	—	191.8	—	—	—	—	—

Balance Sept. 2006	319.3	511.1	255.5	191.8	2,825.6	2,825.6	1,412.8	2,062.9	10,404.6

Exercisable Sept. 2006	—	—	—	191.8	—	—	—	—	191.8

The exercise price for all convertible shares other than Class H convertibles at September 30, 2006 was €4.70. The exercise price for Class H convertibles was €5.69 at September 30, 2006. No new awards were made during the first nine months of 2006. The weighted average remaining contractual life of the awards at September 30, 2006 was 5.85 years.

Impact of FRS 20 ‘Share Based Payment’

The share-based payment expense for the third quarter and first nine months of 2006 amounted to €7,045,000 and €7,890,000 respectively. The third quarter and first nine months of 2005 have been restated by €1,618,000 and €5,554,000 respectively, to reflect the share-based payment expense on the adoption of FRS 20. The full year effect on 2005 results was €7,286,000. Adoption of FRS 20 does not result in a change in total shareholders funds in any period as the expense is offset by a credit to other reserves. While the expense was estimated in the context of our results for the second quarter, the basis of the calculation has since been agreed with our external advisors, resulting in a once-off catch-up adjustment in the third quarter of 2006.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations.

This report covers the results of SK Funding, together with its subsidiaries. Comparability of the operating results for the three months and for the nine months between 2006 and 2005 is impacted significantly by the merger with Kappa Packaging. The absence in 2006 of Munksjö’s specialty operations and of The K Club, which were sold during the second quarter of 2005, has an impact also, but on a much smaller scale. In this report, these operations are treated as discontinued.

We completed the disposal of Munksjö’s specialty operations in May 2005 with the sale of the tissue business. The specialty paper and pulp operations had been previously sold with effect from January 1, 2005 with the sale being completed in early March 2005. In addition, on June 16, 2005, we completed the disposal of assets comprising The K Club and surplus land near our Dublin head office.

General

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

Market Overview

Europe

The supply/demand environment in Europe continues to be relatively good. Substantial inefficient, higher cost containerboard capacity has been closed by SKG and a range of other European paper-based packaging producers. In addition to SKG’s announcements to close further higher cost capacity, other European producers also continued to announce the closure of uneconomic high cost mills. These factors have contributed to a better supply/demand environment in the European paper market and positive momentum on pricing.

A series of containerboard price increase announcements were made during 2006. These increases follow a cost driven price increase in both kraftliner and recycled grades during the fourth quarter of 2005. The combination of these price increases resulted in a total increase of approximately €75 per tonne for both kraftliner and recycled containerboard prior to the €30 per tonne increase announced for September 1. This increase was implemented for kraft grades while approximately €15 per tonne was achieved in the month for recycled grades with the remainder being implemented in October.

As an integrated producer, the implementation of these paper price increases has resulted in margin pressure while price increases are being implemented through to the end product, corrugated boxes. Reflecting the progress made in the nine months to September 2006, a run rate increase of over 5% was realised across SKG’s European corrugated system compared to prices at the end of 2005. Corrugated price increases will continue following announcements to that effect and as index linked price increases are received. Compared with 2005, average corrugated prices for the nine months to September 2006 were up by approximately 1% year-on-year, reflecting a relatively strong pricing environment in the first half of 2005.

On a combined basis, SKG’s total European kraftliner and recycled containerboard volumes were 3% lower in the third quarter than in the same period in 2005 reflecting the impact of SKG’s capacity closures in 2006. These closures have had a positive impact on the supply/demand balance in the market and this, in turn, is reflected in positive pricing trends. Where the phasing of the mill closures have been weighted towards the second and third quarters, overall containerboard volumes for the nine months to September were broadly unchanged year-on-year with the impact of the closures being matched by the benefit of improving demand and mill optimization actions, which allowed other mills to run at better utilization rates.

On a combined basis, SKG’s European corrugated volumes decreased 2% in the third quarter compared to 2005, reflecting again the impact of plant closures in France and the United Kingdom and volume losses in a tough pricing environment. For the nine months to September, volumes were flat year-on-year with the benefit of improving demand offset by the impact of plant closures and product price initiatives, as a result of which certain business was lost to competitors.

SKG’s other European paper-based packaging businesses, Solid Board, Graphic Board, Sacks and Bag-in-Box, were impacted by a similar high input cost environment during the quarter. Nevertheless, our Bag-in-Box business performed relatively well with strong sales growth despite competitive market conditions. With the benefit of improving pricing and higher volumes, our graphic board mills also generated higher sales and earnings than in 2005. While price increases have been announced for solid board packaging, we have experienced strong resistance in our converting businesses and, consequently, lower volumes have had a knock-on effect on volumes and profitability in the solid board mills. A combination of increased costs, a competitive market environment and a lag in passing through primary product cost increases to end product pricing, contributed to a difficult nine months for our solid board and sack businesses.

Latin America

SKG’s Latin American operations reported another strong performance in the third quarter of 2006 with containerboard volumes 4% higher than in the same period in 2005. For the nine months to September 2006, overall containerboard volumes were just 1% higher than in 2005 reflecting the impact of downtime at the San Felipe mill in Venezuela in the second quarter for the installation of a new press section. In addition, SKG is currently operating at full capacity in the Colombian and Venezuelan markets and is a net purchaser of containerboard in Mexico and of sack paper for some of our Colombian controlled operations. Year-on-year, SKG’s corrugated volumes showed strong growth with increases of 10% and 7% in the third quarter and in the nine months to September respectively.

The Mexican economy continued to show strong growth in the third quarter reflecting continued strong export growth. SKG’s reported performance, during the third quarter, also reflects the positive impact of product price increases during the first quarter of 2006. Containerboard and corrugated volumes increased 4% and 11% in the first nine months of 2006 respectively compared to the same period in 2005.

The Colombian economy continued to grow at a steady rate in the third quarter reflecting relative political stability and low inflation. Volume growth, during the quarter, reflects both domestic demand and export growth. Containerboard and corrugated volumes increased by 2% and 1% respectively during the first nine months compared to the same period in 2005. The depreciation of the peso in the second quarter has resulted in increasing prices through lower exchange rates.

The Venezuelan economy also remains strong despite a degree of political uncertainty. Containerboard volumes in the nine months to September were 8% lower than in 2005, primarily as a result of the downtime at our San Felipe mill for the installation of a new press section. This installation was successfully completed, adding 30,000 tonnes of much needed capacity. Corrugated volumes increased by 11% year-on-year in the nine months to September.

In Argentina, economic growth is slowing while the market environment in SKG’s grades is increasingly competitive with a number of competitors re-starting small paper machines and supplying small independent corrugated plants. Paper pricing, however, remains the single biggest issue in Argentina where competitive pressure is holding down paper pricing (and consequently corrugated pricing) despite upward cost pressure, particularly in terms of energy and labour. SKG’s containerboard volumes increased by 3% year-on-year, helped in part by exports to our plant in Chile, while corrugated volumes decreased by 2% in the nine months to September 2006 compared to the same period in 2005.

Disposals

European Union approval of the merger of the operations of JSG and Kappa was given in November 2005 subject to the disposal of eight facilities in Europe. These include Kappa’s two graphic board mills in Holland along with JSG’s Dutch solid board mill and converting operation, four corrugated facilities (two in

Sweden and two in Denmark) and a partition facility in Scotland. The sale of the eight facilities was completed in early October with the cash proceeds received in the fourth quarter.

As required under Irish GAAP, the results of the former Kappa graphic board mills and their related entities have not been included in those of SKG. The related entities were mainly selling companies, which formed an integral part of the graphic board business and were sold along with the mills. On the other hand, we continued to report the results of the former JSG operations until their sale.

Results of Operations

Third quarter 2006 compared to third quarter 2005

As a result of the enlarged scale of the Group following the merger, net sales from continuing operations at €1,751 million for the third quarter of 2006 were €706 million (68%) higher than in the same period in 2005. The presence of the former Kappa operations, which generated net sales of over €690 million in the third quarter of 2006, accounted for the larger part of this increase while the currency movement was a positive €3 million. This currency move arose primarily in Latin America as a result of the general appreciation of the local currencies, particularly the Colombian peso, in the countries in which we operate. The exception to this trend was the Venezuelan bolivar. Allowing for these factors, the real underlying move year-on-year in net sales from continuing operations was an increase of approximately €13 million, the equivalent of 1%. This increase arose mainly in Latin America although comparable sales in Europe were also higher year-on-year.

Net sales from our European Packaging operations were significantly higher than in 2005, again because of the impact of the merger. Net sales of €1,275 million in the third quarter of 2006 included approximately €560 million from the former Kappa operations, without which sales in the current year would be broadly in line with 2005’s €716 million. Reflecting the negative impact of plant closures during 2006, corrugated volumes within the former JSG operations were slightly lower year-on-year. Box prices further improved in the third quarter of 2006, however, resulting in an increase in sales revenue for the corrugated operations year-on-year. Total containerboard volumes were also lower year-on-year, again reflecting the impact of mill closures during the year, with third party sales bearing the greater part of the reduction. As a result, third party containerboard sales in the former JSG mills were lower in the third quarter of 2006 than in the same period in 2005 despite the benefit of higher average selling prices.

The merger also had a significant impact on our Specialties segment given the scale of the solid board operations now included. Net sales of €260 million in the third quarter of 2006 included over €130 million from the former Kappa operations. Without these operations, the year-on-year move was an increase of over €6 million. This increase mainly reflected sales growth in our Bag-in-box business and, to a lesser extent, in our graphic board mills and in our print businesses.

In total, sales by our European operations amounted to €1,535 million in the third quarter of 2006 compared to €839 million in 2005.

Latin American sales as reported in euro terms increased by approximately 5% to €217 million in the third quarter of 2006 from €206 million in 2005. While market conditions were generally good across the region with overall volumes higher than in 2005, the increase in sales revenue was partly driven by currency given the relative strength of the local currencies against the euro in 2006. Excluding the impact of currency, the year-on-year increase in net sales was relatively modest.

Income before Interest Expense and Taxes

With higher net sales in the third quarter of 2006, cost of sales increased also while representing at 71.7% of net sales compared to 72.8% in the third quarter of 2005. The lower ratio in 2006 reflects the benefit of improved selling prices year-on-year although this was partly offset by the impact of increases in raw material and, more importantly, energy related costs. Although recovered fibre prices were relatively stable during the third quarter, average prices were higher than in 2005 as a result of the increases implemented in the second quarter of 2006. Gross profit in the third quarter of 2006 was €492.1 million compared to €284.0 million in 2005.

Net operating expenses, comprising selling and administration costs as well as distribution costs, at €387.4 million were higher in the third quarter of 2006 primarily as a result of the increased scale of the Group following the merger. Allowing for the inclusion of the expenses within the former Kappa operations and for the impact of disposals, closures and currency, the underlying move in net operating expenses was an increase of approximately €5 million. This increase, the equivalent of over 2%, resulted mainly from the relatively large charge in the quarter relating to our share-based payment expense. A change in the basis of the calculation resulted in a once-off catch-up adjustment to yield the revised cumulative expense for the nine months to September. As a result, the charge for the third quarter amounted to €7.0 million compared to €7.9 million for the nine months (see Note 6 to the financial statements). Otherwise, our comparable administration costs were lower in 2006 while our distribution costs, primarily as a result of increased fuel prices, were higher. Although higher in absolute terms, net operating expenses as reported represented 22.1% of third party sales in the third quarter of 2006 compared to 22.5% in 2005.

Income before intangible assets amortization, interest, exceptional items and taxation in the third quarter of 2006 amounted to €133.6 million, of which the former Kappa operations accounted for €49.4 million. Without this contribution, the profit for the third quarter of 2006 would be reduced to €84.2 million, which is more comparable to 2005’s €49.6 million. The strong increase in comparable earnings arose primarily in Europe and reflected the positive impact on mill earnings of higher selling prices and the progress being made in recovering these increases in higher box prices. In contrast to the positive pricing momentum in 2006, our Packaging operations faced generally weak market conditions in 2005. In Latin America also, our operations generated increased income in the current year.

As a result of the increases implemented during 2006, average containerboard prices were considerably higher than in the third quarter of 2005. Although the benefit was partly offset by higher energy costs and by lower volumes, reflecting the mill closures effected earlier in the year, the profitability of our mills was much improved year-on-year. While the higher containerboard prices have put pressure on the margins within the corrugated operations, we made further progress during the quarter in recovering these increases through higher box prices. For our Packaging operations, excluding the contribution of €45.7 million from the former Kappa operations, the profit for the third quarter of 2006 would be reduced from the reported €86.7 million to €41.0 million, which is comparable to 2005’s €14.3 million.

Excluding the contribution of €3.7 million from the former Kappa operations, the profit generated by our Specialties operations in the third quarter of 2006 would be reduced from the reported €17.6 million to €13.9 million in the third quarter of 2006 compared to €12.4 million in the same period in 2005. On a comparable basis, the increase reflected improved earnings from our Bag-in-box business and, to a lesser extent, from our graphic board mills. This was partly offset, however, by lower earnings from our paper sack business.

Our Latin American operations continued to perform relatively well in the third quarter of 2006 with profits of €32.4 million compared to €29.3 million in 2005. The year-on-year growth in profitability arose mainly in Colombia and Mexico, reflecting strong economic growth, but was partly offset by lower earnings in Venezuela and Argentina.

Exceptional items in the third quarter of 2006 comprised reorganization and restructuring costs of €23.9 million, an impairment charge of €3.8 million and a gain of €5.3 million on the sale of assets, primarily surplus land in Spain. The costs related primarily to the closure of our coated paper machine at Townsend Hook in the U.K. and of Lagamill, a recycled containerboard mill in Sweden.

Exceptional items in the third quarter of 2005 comprised reorganization and redundancy costs of €1.8 million and disposal gains of €1.2 million.

Interest Expense and Taxes

Group net interest of €89.1 million in the third quarter of 2006 was considerably higher than in 2005 as a result of the increased level of debt following the merger.

After other financial expense of €1.5 million, which represents the interest element of our post retirement benefit costs, the result before taxation was a loss of €2.5 million (after net exceptional costs of €22.5 million) in the third quarter of 2006 compared to a loss of €9.4 million in the third quarter of 2005 (after net exceptional costs of €0.6 million). The tax charge for the third quarter of 2006 was €6.4 million compared to €8.3 million in 2005. Reflecting mainly the increased profitability of our Colombian operations, where we have significant minorities, equity minority interests were €5.0 million in the third quarter of 2006 compared to €4.1 million in the same period in 2005.

After taxation and minorities, the net loss for the third quarter of 2006 was €13.9 million compared to a loss of €21.8 million in 2005.

Nine months 2006 compared to nine months 2005

As in the case of the quarter, the year-on-year growth in sales revenue primarily reflected the enlarged scale of the Group following the merger. Net sales from continuing operations at €5,271 million for the nine months to September 2006 were €2,103 million (66%) higher than in the same period in 2005. Of this increase, over €2,065 million came from former Kappa operations while the currency movement in the period was a positive €12 million. This currency move arose primarily in Latin America as a result of the general appreciation of the local currencies, particularly the Colombian peso, in the countries in which we operate. The exception to this trend was the Venezuelan Bolivar which has a fixed exchange rate against the US$. Allowing for these factors, and for the modest impact of other additions, disposals and closures, the real underlying move year-on-year in net sales from continuing operations was an increase of approximately €29 million, the equivalent of almost 1%. This relatively modest increase reflected the relative performance of our regional operations and comprises an increase in Latin America partly offset by a decrease in Europe, where the higher earnings of the third quarter were in turn more than offset by the lower earnings year-on-year in the six months to June.

Including the sales of over €25 million generated by Munksjö’s tissue operations and The K Club, net sales amounted to €3,194 million in total in the nine months to September 2005.

Primarily as a result of the merger, net sales from our European Packaging operations were significantly higher than in 2005. Net sales of €3,877 million in the nine months to September 2006 included approximately €1,690 million from the former Kappa operations, without which the year-on-year move would be a decrease of approximately 2% on 2005’s €2,232 million. Reflecting the negative impact of plant closures during 2006, corrugated volumes within the former JSG operations were slightly lower year-on-year. While corrugated sales revenue in the third quarter of 2006 benefited from improved pricing, average prices were only marginally higher year-on-year for the nine months to September 2006. As a result, sales revenue for the former JSG corrugated operations was flat year-on-year. Total containerboard volumes were also lower year-on-year, again reflecting the impact of mill closures during the year. The overall decrease reflected lower third party sales partly offset by higher sales volumes to our own plants. As a result, third party containerboard sales in the former JSG mills were lower in 2006 than in 2005 despite the benefit of higher average selling prices.

As in the case of the quarter, the merger also had a significant impact on our Specialties segment. Net sales of €745 million in the nine months to September 2006 included €377 million from the former Kappa operations. Without these operations, which comprise solid board mills and converting plants, and allowing also for the contribution in 2005 of the discontinued operations, the year-on-year move in the nine months to September was an increase of over €14 million. This increase mainly reflected sales growth in our graphic board mills and in our Bag-in-box business.

In total, sales by our European operations amounted to €4,621 million in the nine months to September 2006 compared to €2,611 million in 2005.

Latin American sales as reported in euro terms increased by over 11% to €650 million in the nine months to September 2006 from €583 million in 2005. With market conditions generally good across the region, our overall volumes were higher than in 2005. Selling prices were also higher in 2006, partly driven by currency given the relative strength of the local currencies against the euro in 2006. Excluding the impact of currency, net sales were over 9% higher in the nine months to September 2006 than in 2005.

Income before Interest Expense and Taxes

With higher net sales in the nine months to September 2006, cost of sales increased also while representing at 72.2% of net sales compared to 72.6% in the nine months to September 2005. The lower ratio in 2006 reflects the benefit of improved selling prices year-on-year although this was partly offset by the impact of increases in raw material and, more importantly, energy related costs. Having remained relatively stable in the first quarter of 2006, recovered fibre prices increased during the second quarter and remained at that higher level during the third quarter. The absolute increases were relatively modest, however. Energy costs were considerably higher year-on-year. After an asset impairment charge of €3.8 million, primarily in respect of facilities closed in 2006, gross profit in the nine months to September 2006 was €1,462.9 million compared to €876.0 million in 2005.

Net operating expenses, comprising selling and administration costs as well as distribution costs, at €1,190.7 million were higher in the nine months to September 2006 primarily as a result of the increased scale of the Group following the merger. Allowing for the inclusion of the expenses within the former Kappa operations and for the impact of disposals, closures and currency, the underlying move in net operating expenses was an increase of almost €4 million. This increase, the equivalent of less than 1%, was a combination of higher distribution costs, largely as a result of increased fuel prices, partly offset by lower administration costs. In addition to being higher in absolute terms, net operating expenses represented 22.6% of third party sales in the first nine months of 2006 compared to 22.4% in 2005.

Income before intangible assets amortization, interest, exceptional items and taxation in the nine months to September 2006 amounted to €336.3 million, of which the former Kappa operations accounted for €133.4 million. Without this contribution, the profit would be reduced to €202.9 million, which is more comparable to the €180.9 million reported in 2005. Reflecting the much improved result in the third quarter, our earnings in the nine months to September 2006 were higher than in 2005 in both Europe and Latin America while Centre costs were lower. While the profitability of our European operations were lower year-on-year in the half-year to June 2006, this shortfall has been more than reversed by the considerably improved earnings of the third quarter, which in turn reflected the positive impact on mill earnings of higher selling prices and the progress being made in recovering these increases in higher box prices.

As a result of the increases implemented during 2006, average containerboard prices were considerably higher than in the third quarter of 2005. Although the benefit was partly offset by higher energy costs and by lower volumes, reflecting the mill closures effected earlier in the year, the profitability of our mills was much improved year-on-year. While the higher containerboard prices have put pressure on the margins within the corrugated operations, we made further progress during the third quarter in recovering these increases through higher box prices. Reflecting the progress made in the nine months to September, average corrugated prices were slightly higher than in 2005. For our Packaging operations, excluding the contribution of €121.5 million from the former Kappa operations, the profit for the nine months to September 2006 would be reduced from the reported €209.8 million to €88.3 million, which is comparable to 2005’s €84.5 million. The relatively modest increase in the overall earnings of the segment is the combination of significantly higher mill earnings, despite the negative impact of higher energy costs, and reduced earnings from our corrugated operations.

Excluding the contribution of €11.9 million from the former Kappa operations, the profit generated by our Specialties operations in the nine months to September 2006 would be reduced to €32.0 million compared to €27.0 million in the same period in 2005, which included the negative earnings generated by The K Club, and to a lesser extent, Munksjö tissue prior to their disposal during the second quarter of 2005. Adding back the negative earnings of these discontinued operations, the continuing Specialties operations generated a profit of €28.8 million in the nine months to September 2005. The year-on-year growth in profit reflected improved earnings from our graphic board mills and Bag-in-box business.

Our Latin American operations continued to perform relatively well in the nine months to September 2006 with profits of €91.1 million compared to €85.8 million in 2005. Although the year-on-year result reflected a relative strengthening of certain local currencies, currency had a negative impact on earnings as a result of the relative weakness of the Venezuelan bolivar. While the underlying country results varied, the year-on-year growth in profitability arose mainly in Colombia, reflecting strong economic growth, but was partly offset by lower earnings in Venezuela and Argentina. The profitability of our Mexican operations was flat year-on-year, with an improved performance in the third quarter offsetting the shortfall reported for the half-year to June.

Exceptional items in the first nine months of 2006 comprised reorganization and restructuring costs of €135.9 million, an asset impairment charge of €3.8 million and a net gain of €7.3 million on the sale of assets and businesses. The costs related primarily to the plant closures although they included amounts in respect of the restructuring of our corporate offices in Europe and to our on-going rationalization programme, mainly within the European corrugated operations. In addition, we booked a net charge of €7 million as a result of an adverse ruling in June 2006 in a lawsuit in the Dominican Republic. Mill closures included the four French recycled containerboard mills shut during the second quarter and the coated paper machine at Townsend Hook and our Swedish recycled containerboard mill, Lagamill. On the corrugated side, the costs related primarily to the closure of three corrugated plants (two in France and one in the U.K.) and the major restructuring of another U.K. plant. The disposal gains in the nine months to September 2006 related mainly to the sale of surplus land in the U.K., France and Spain.

Exceptional items in the nine months to June 2005 comprised disposal gains of over €46.5 million and reorganization and redundancy costs of €13.6 million, €8.5 million of which related to the Clonskeagh mill. The principal disposals in 2005 were those of Munksjö’s specialty operations, which generated a total gain of €27.0 million (after the write-off of goodwill relating to the operations sold) and of The K Club. Other gains related to the sale of the Cordoba mill site and to property disposals in Norway and Mexico.

Interest Expense and Taxes

As in the case of the quarter, Group net interest at €256.7 million in the nine months to September 2006 was considerably higher than in 2005 as a result of the increased level of debt following the merger. In addition to the net interest charge of €175.2 million in 2005, we reported a loss of €80.4 million in respect of the early extinguishment of debt. The early paydown of the PIK debt, as part of the February 2005 refinancing, resulted in the write-off of €13.6 million in debt issue and other costs as well as cash costs of €53.0 million, primarily the cash premium paid for early redemption. In addition, we wrote off debt issue costs of €13.9 million in respect of the debt repaid with the Munksjö and K Club disposal proceeds.

After other financial expense of €6.9 million, which represents the interest element of our post retirement benefit costs, the result before taxation for the nine months to September 2006 was a loss of €113.0 million (after net exceptional costs of €132.5 million) compared to a loss of €67.1 million (after net exceptional gains of €32.9 million and the loss of €80.4 million in respect of the early extinguishment of debt). The tax charge for the nine months to September 2006 was €44.0 million compared to €27.9 million in 2005 with the increase arising from the greater size of the group following the merger.

After taxation and minorities, the net loss for the nine months to September 2006 was €165.8 million compared to a loss of €104.4 million in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Summary cash flows for the third quarter and nine months to September 2006 are set out in the following table.

		Restated(1)		Restated(1)
	3 months to	3 months to	9 months to	9 months to
	Sep. 30 2006	Sep. 30 2005	Sep. 30 2006	Sep. 30 2005
	€ Million	€ Million	€ Million	€ Million

(Loss)/income before tax - subsidiaries	(5)	(11)	(120)	(71)
Exceptional items	4	(3)	81	(44)
Impairment of fixed assets	4	—	4	—
Depreciation and depletion	92	65	277	175
Amortization of intangible assets	17	1	50	19
Non cash interest expense	3	3	8	43
Refinancing costs	—	—	—	53
Share-based payment expense	8	2	8	5
Working capital change	11	38	(127)	7
Capital expenditure	(69)	(33)	(209)	(116)
Change in capital creditors	1	—	(9)	(11)
Sale of fixed assets	4	—	13	10
Tax paid	(13)	(13)	(35)	(33)
Dividends from associates	—	—	3	3
Other	(1)	6	(23)	(5)
Free cash flow	56	55	(79)	35

Investments	—	—	(34)	(2)
Sale of businesses and investments	2	1	6	325
Dividends paid to minorities	(1)	—	(6)	(5)
Debt issue costs	—	(2)	—	(10)
Acquisition costs and fees	(2)	—	(5)	—
Transfer of cash from affiliates	1	6	2	11
Refinancing costs	—	—	—	(53)
Net cash (outflow)/inflow	56	60	(116)	301
Net cash disposed	—	—	—	(4)
Munksjö inter-company debt repaid	—	—	—	157
K Club inter-company debt repaid	—	—	—	92
Non-cash interest accrued	—	—	—	(12)
Currency translation adjustments	(1)	(2)	31	(64)
(Increase)/decrease in net borrowing (excluding leases)	€55	€58	€(85)	€470

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Free Cash Flow

We use the non-GAAP financial measure of “free cash flow” as a measure of operating performance and as a measure of liquidity. EBITDA is our primary measure of operating performance, and we use free cash flow to measure cash flows associated with EBITDA. Free cash flow is used by management to assess and understand our sources and uses of cash and to identify underlying trends in our business. Free cash flow is used by management to assess our ability to generate cash flow to reduce debt and invest in our business.

We believe that this financial measure is important to help us monitor and communicate to investors our efforts as it shows the cash inflows and outflows from our operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities. The format of this simplified cash flow statement was developed in response to comments received from the users of our financial statements, primarily lenders and analysts, who stated that the Irish GAAP cash flow statement included in our financial statements was not user friendly and did not match the models they used for investment decisions.

We define free cash flow as income before tax adding back non cash expenses which are depreciation, amortization, depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash inflows in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee postretirement and profit sharing benefits, and dividends received from associates. In addition we adjust for refinancing costs expensed to enable us to show total outflows from refinancing activities (including outflows capitalized as intangible assets) as a single line item in the financing section of the cash flow statement. Similarly, we adjust for the gain or loss on the disposal of businesses to enable us to show the total sale proceeds in the financing section of the cash flow statement.

You should not consider free cash flow in isolation or as a substitute for cash flow from operating activities. In addition, it may not be comparable to similarly described measures used by other entities, as not all companies and analysts calculate this non-GAAP measure in the same way. A reconciliation between net income/(loss) and consolidated statement of cash flows to free cash flow is set out on page 23 of this report.

THIRD QUARTER 2006 COMPARED TO THIRD QUARTER 2005

The 2006 third quarter cash flow combines the full three month cash flows for JSG and Kappa.  As the merger was completed on December 1, 2005, the third quarter comparative cash flow relates only to JSG.

Free cash flow for the third quarter was a net inflow of €56 million compared to a similar inflow in the same period in 2005. The pre-tax loss in 2006 was partly driven by reorganization and restructuring costs of €24 million primarily related to our synergy rationalization programme, the major part of which were either non-cash or unpaid at the end of the quarter, plus higher charges for depreciation and amortization reflecting the enlarged scale of the Group. On the other hand, capital expenditure was significantly higher in 2006 while the working capital inflow was lower than in 2005.

Capital expenditure at €69 million in the third quarter of 2006 represented 75% of depreciation. At €33 million, expenditure in the third quarter of 2005 represented 51% of depreciation. Working capital decreased by €11 million in the third quarter with lower debtors and, to a lesser extent, stocks offset partly by lower creditors.  As a percentage of annualized net sales, working capital of €574 million at September 2006, represented 8.2%, compared to 9.0% at June 2006 and 7.4% at September 2005.

Cash flows from financing and investment activity were modest in the third quarter of 2006 with overall inflows being matched by outflows. As a result, the net cash inflow for the quarter was also €56 million. In the third quarter of 2005, cash flows from financing and investment activity were modest also coming to an overall net inflow of €5 million, primarily as a result of the transfer of cash from affiliates. This surplus, together with the free cash inflow of €55 million, resulted in a total net cash inflow of €60 million in the period.

With the net cash inflow for the quarter offset by the negative currency adjustment of €1 million, net borrowing decreased by €55 million. As a result, net borrowing in SK Funding amounted to €4,592 million (€4,612 million including capital leases of €20 million) at September 2006 compared to €4,646 million (€4,667 million including capital leases of €21 million) at June 2006. If the PIK notes in Smurfit Kappa Holdings plc are included together with net cash in the companies above Smurfit Kappa Funding plc and the subordinated promissory note of €96 million payable to Kappa shareholders, the total net borrowing at the level of Smurfit Kappa Group Limited is €5,099 million at September 2006. In the third quarter of 2005, net borrowing decreased by approximately €58 million with the net cash inflow of €60 million partly offset by the negative currency adjustment of €2 million.

NINE MONTHS 2006 COMPARED TO NINE MONTHS 2005

The 2006 nine months cash flow combines the full nine month cash flows for JSG and Kappa.  As the merger was completed on December 1, 2005, the nine months comparative cash flow relates only to JSG.

Free cash flow, for the nine months to September 2006 was a net outflow of €79 million compared to a net inflow of €35 million in the same period in 2005. Although the loss before tax was significantly higher in 2006, this was strongly driven by reorganization and restructuring costs, the larger part of which were either non-cash or unpaid at the end of the quarter, plus higher charges for depreciation and amortization (reflecting the enlarged scale of the Group) which are added back to arrive at the free cash flow.  In 2005 our loss before tax reflected the loss from the early extinguishment of debt and disposal gains mainly from the sale of Munksjö’s specialty operations and the K Club.

The inflow of €81 million for exceptional items for the nine months to September 2006 related primarily to the reclassification of the unpaid element of the reorganization and restructuring costs to working capital and deferred creditors. Conversely, the outflow in 2005 related primarily to the transfer of disposal gains to the sale of businesses and investments and sale of fixed assets.

The impact of the merger is seen in the figures for depreciation and amortization of intangible assets, which are considerably higher in 2006 than in 2005. Capital expenditure at €209 million in the nine months to September 2006 represented approximately 75% of depreciation compared to 66% for the nine months to September 2005.  Despite the increased scale of the Group, tax payments were broadly similar year-on-year. Working capital increased by €127 million in the nine months to September 2006 with higher debtors and, to a lesser extent, stocks offset partly by higher creditors.  As noted in the context of the quarter, working capital of €574 million at September 2006, represented 8.2% of annualized net sales, compared to 9.0% at June 2006 and 7.4% at September 2005.

Other than the payment of the deferred consideration of €34 million to the former Kappa shareholders, cash flows from financing and investment activity were modest in the nine months to September 2006.  Together, the free cash outflow of €79 million and the financing and investment usage of €37 million resulted in a total net cash outflow of €116 million in the period.

In 2005, the €53 million refinancing costs, which comprised the €51 million premium paid for the early redemption of the PIK together with waiver fees of approximately €2 million, partly offset the disposal proceeds of €325 million, which included €298 million in respect of the sale of Munksjö’s operations and €23 million in respect of the K Club. Given the scale of the sale proceeds, however, the net surplus from financing and investment activities was €266 million, generating a net cash inflow of €301 million.

A positive currency adjustment on net debt of €31 million arose in the nine months to September 2006 primarily because of a relative strengthening of the euro against the U.S. dollar during the period. Moves in the European currencies had a limited impact. In comparison to a year-end 2005 rate of US$ 1.18, the euro strengthened to US$ 1.27 at the end of September 2006. Conversely, we reported a negative currency adjustment of €64 million in 2005 as a result of a weakening of the euro from US$ 1.36 at December 2004 to approximately US$ 1.20 at September 2005.

With the net cash outflow for the nine months partly offset by the positive currency adjustment, net borrowing in SK Funding increased by €85 million, amounting to €4,592 million (€4,612 million including capital leases of €20 million) at September 2006 compared to over €4,507 million (€4,530 million including leases) at December 2005. In 2005, net borrowing decreased by €470 million with the net cash inflow of €301 million boosted by repayment of Munksjö and K Club intra-group debt while partly offset by the negative currency adjustment and the add-back of non-cash interest.

Smurfit Kappa Funding plc

Reconciliation of net income to free cash flow

		Restated (1)		Restated(1)
	3 months to	3 months to	9 months to	9 months to
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
	€ Million	€ Million	€ Million	€ Million

Net losses	(14)	(22)	(166)	(104)
Equity minority interests	5	4	9	9
Taxation	6	8	44	28
Share of associates’ operating income and interest expense	(2)	(1)	(7)	(4)
Loss before tax - subsidiaries	(5)	(11)	(120)	(71)
Income on sales of assets and businesses	(5)	(1)	(7)	(46)
Net interest expense	89	56	256	255
Other financial expense	2	3	7	10
Operating income	81	47	136	148
Reorganization and restructuring costs	9	(1)	88	3
Depreciation and depletion (net of amortization of government grants)	95	64	280	173
Amortization of intangible assets	17	1	50	19
Share-based payment expense	7	2	8	5
Finance lease interest paid	—	—	1	1
Increase in deferred creditors	(2)	8	(17)	(2)
Increase in working capital (including capital creditors)	12	37	(136)	(4)
Currency adjustment	2	—	(1)	(1)
Net cash flow from operating activities	221	158	409	342
Dividends received from associates	—	—	3	3
Add back: Dividends paid to minorities	1	—	6	5
Returns on investments and servicing of finance	(103)	(89)	(280)	(267)
Taxation	(13)	(13)	(35)	(33)
Capital expenditure and financial investment	(62)	(32)	(193)	(102)
Financing: Capital elements of finance leases repaid	(1)	(1)	(4)	(5)
Interest on non FRS 1 short term debt	14	31	16	29
Add back: Refinancing costs and deferred debt issue costs	—	1	—	63
Add back: Purchase and sale of other investments	(1)	—	(1)	—
Free cash flow	56	55	(79)	35

CAPITAL RESOURCES

The Group’s primary sources of liquidity are cash flow from operations and borrowings under the revolving credit and restructuring facilities. Group’s primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

At September 30, 2006 SK Funding had outstanding €350 million 10 1/8% senior notes due 2012, $750 million 9 5/8% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015 and $200 million 7.75% senior subordinated notes due 2015. In addition Smurfit Kappa Treasury Funding Limited had outstanding US$ 292.3 million 7.50% senior debentures due 2025 and the Group had outstanding €210 million floating rate notes issued under an accounts receivable securitization programme maturing in 2011.

SK Acquisitions and certain subsidiaries are party to the new Senior Credit Facility as described further under “Refinancing Transactions”  The following table provides the range of interest rates as of September 30, 2006 for each of the drawings under the various Senior Credit Facility term loans.

BORROWING ARRANGEMENT	CURRENCY	INTEREST RATE

Restructuring Facility	EUR	5.41% - 5.49%
Term Loan A	EUR	5.40% - 5.59%
Term Loan B	EUR	5.56% - 5.84%
	USD	7.88%
Term Loan C	EUR	6.06% - 6.34%
	USD	8.38%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes and will terminate in December 2012. The Term Loan A must be repaid in installments by December 2012.  The Term Loan B must be repaid in December 2013. The Term Loan C must be repaid in December 2014. As of September 30, 2006 there was €8.1 million drawn under the revolving credit facility by way of drawings on ancillary facilities and documentary letters of credit.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes and senior debentures, contain financial and other covenants that restrict, among other things, the ability of Smurfit Kappa Funding and its subsidiaries to:

•     incur additional indebtedness and issue preference shares

•     pay dividends or make certain other restricted payments

•     consummate certain asset sales

•     incur liens

•     enter into certain transactions with affiliates, or

•     merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

These limitations, together with the highly leveraged nature of SK Funding, could limit corporate and operating activities.

SK Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility and other committed facilities will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that SK Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. SK Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

LONG LIVED ASSETS AND GOODWILL

We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 “Goodwill and Intangible Assets”, FRS 11 “Impairment of Fixed Assets and Goodwill” and SFAS No. 142 “Goodwill and Other Intangible Assets”, respectively. Such reviews require us to make estimates of future cash flows and fair values. We performed the required reviews in 2005 and recognized an impairment charge of €45 million on long lived assets. On-going reviews during 2006 have resulted in a further impairment charge of €4 million. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. In the fourth quarter of 2005, we conducted a detailed review of the consistency of the application of this policy. Taking this into account, our bad debt provision reduced from €53 million to €46 million in 2005. Our bad debt write-off in 2004 was €4 million.

LEGAL AND ENVIRONMENTAL CONTINGENCIES

Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

POST RETIREMENT BENEFITS

SK Funding has adopted FRS 17— “Retirement Benefits.” FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the change in the present value of scheme liabilities arising from settlements and curtailments and the expected returns on scheme assets at the start of the period, is recognized in the Consolidated Statements of Operations. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Statement of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Consolidated Balance Sheets as a pension surplus or deficit as appropriate.

There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with FRS17. These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate.

Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2006 pension expense by approximately €9 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2006 by approximately €9 million. Similarly, holding other assumptions constant, a one percentage point decrease in SK Funding’s estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2006 by approximately €13 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €13 million for the same period.

INCOME TAX MATTERS

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures.  Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2005.

At December 31, 2005, we had net operating loss carryforwards of €1,050 million. These loss carryforwards have a tax value of €294 million. Valuation allowances of €167 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

PROSPECTIVE ACCOUNTING STANDARDS

U.S. GAAP

In June 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences” (EITF 06-2). Under EITF 06-2, compensation costs associated with sabbatical leave should be accrued over the requisite service period, assuming certain conditions are met. EITF 06-2 is effective from January 1, 2007. We do not expect that adoption will have a material effect on the results of operations or financial position of the Group.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”. FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective from January 1, 2007. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and in subsequent periods. We expect to adopt SFAS 157 effective January 1, 2008, as required. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” or SFAS 158, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur. SFAS 158 requires measurement of the funded status of a plan as of the date of the employer’s year-end. We are in the process of evaluating the potential impact the adoption of this standard will have on our financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (IASB). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not admitted to trading on a regulated market of any EEA Member State, however we intend to prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

RESEARCH AND DEVELOPMENT

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2005 and 2004, the Group’s research and development costs were approximately €4 million and €5 million respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Group has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, the Group has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of SKGL) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to SK Funding. The newcos then loaned the proceeds to SKCL, and SKCL used them to make a capital contribution to SK Funding. SK Funding in turn made a capital contribution to SK Acquisitions. SK Funding’s debt and shareholders’ equity under US GAAP would reflect the consolidation of the newcos with SK Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

IMPACT OF INFLATION

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At September 30, 2006, the proportion of the Group’s total borrowing that was at fixed interest rates was 62%.

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies.  Currency exposure is managed through local currency borrowing, currency swaps, options and forward contracts.

Our fixed rate debt comprises mainly of senior notes totaling €966 million euro equivalent and senior subordinated notes totaling €370 million euro equivalent.  The Group also has €1,680 million in interest rate swaps with a maturity date of more than one year.

Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €13 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps and forward contracts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’ or ‘should’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt service obligations;

•                  our ability to generate growth or profitable growth;

•                  the availability and price of raw materials;

•                  our ability to integrate our operations and acquisitions successfully;

•                  our exposure to currency and interest rate fluctuations;

•                  our ability to implement our business strategy successfully;

•                  our ability to comply with existing or new environmental regimes in the countries in which we operate;

•                  our liability for violations, known or unknown, under environmental laws;

•                  increased competition from other companies in our industry and our ability to retain or increase our market shares;

•                  our ability to maximize operating and organizational efficiencies; and

•                  general local and global economic conditions.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

SK Funding’s annual report on Form 20-F and current reports on Form 6-K and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: November 29, 2006	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer